UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES OF 1933

CV Therapeutics, Inc.

File No. 333-12675 - CF#33634

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Gilead Sciences, Inc. (successor to CV Therapeutics, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 25, 1996.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.23 through March 26, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary